SECURITY SOLUTIONS GROUP, INC.

February 17, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Melinda Hooker
Mail Stop 4631
100 F. Street, N.E.
Washington, D.C. 20549

Re: Security Solutions Group, Inc.
        Form 8-K filed February 9, 2010
        File No. 0-52822

Dear. Ms. Hooker:

This letter is in response to your correspondence dated February 16, 2010 requesting certain revisions to the Form 8-K filed by Security Solutions Group, Inc. (the "Company") on February 9, 2010. We have responded to all of your requested changes to the Form 8-K in the Form 8-K/A filed simultaneously with this letter.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you. Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

/s/ Phil Viggiani

Phil Viggiani, CEO